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12014497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8-67036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLD BROTHERS EXECUTION SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 6TH AVENUE, 2ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT A. VALLONE (646) 745-2135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK, & OSWALD, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20 BETHLEHEM, PA 18020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

m.a
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OATH OR AFFIRMATION

I, ROBERT A. VALLONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLD BROTHERS EXECUTION SERVICES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Notary Public

SARAH-RACHEL WALTERS
Notary Public State of New York
No. 01WA5049715
Qualified in Richmond County
Commission Expires September 18, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS EXECUTION SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

HOLD BROTHERS EXECUTION SERVICES, LLC

Contents

	Page
Financial Statements	
Independent auditors' report	1
Statement of financial condition as of December 31, 2011	2
Notes to Financial Statements	3 – 4

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITOR REPORT

To the Members
Hold Brothers Execution Services, LLC.:

We have audited the accompanying statement of financial condition of Hold Brothers Execution Services, LLC. (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hold Brothers Execution Services, LLC. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, PA 18020
February 23, 2012

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477 • Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
117 West End Avenue • # 210 • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

HOLD BROTHERS EXECUTION SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 767,753
Receivable from broker-dealers and clearing organizations	272
Securities owned:	
Not readily marketable, at estimated fair value	6,380
Deposits with clearing organizations and others	30,000
Receivable from related party	16,250
TOTAL ASSETS	$ 820,655
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 149,918
Payable to related party	27,843
TOTAL LIABILITIES	177,761
MEMBERS' EQUITY	642,894
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 820,655

See notes to financials

HOLD BROTHERS EXECUTION SERVICES, LLC

Notes to Financial Statements
December 31, 2011

NOTE A – ORGANIZATION

Nature of business

Hold Brothers Execution Services, LLC (the "Company") was organized in 2005 in the State of Delaware as a limited liability company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange (the "NYSE").

The Company's business consists of routing customer and proprietary equity securities orders for execution on the New York Stock Exchange for the benefit of Hold Brothers On-Line Investment Services, LLC, a related company.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Securities transactions:

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Income taxes:

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the income tax returns of its members. Therefore, no provision for income tax has been provided.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of management's review:

Management has evaluated events through February 23, 2012, the date on which the financial statements were available to be issued.

NOTE C – RELATED PARTY TRANSACTIONS

The Company has a trade execution agreement with Hold Brothers On-Line Investment Services, LLC, a related company. Receivable from related party represents $16,250 due from Hold Brothers On-Line Investment Services, LLC. Payable to related party represents $27,843 due to Skeffington Asset Management.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $620,264, which was $520,264 in excess of its required net capital of $100,000. The Company ratio of aggregate indebtedness to net capital was 0.29 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE E – CREDIT AND MARKET RISK

At December 31, 2011, cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company is involved in a proceeding by its self-regulatory organization. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

528

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2184.19

B. Less payment made with SIPC-6 filed (exclude interest) (152.22)

7/28/11
Date Paid

C. Less prior overpayment applied (2031.97)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $________

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

CONFIDENTIAL

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20___
and ending ________, 20___

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,308,072
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	434,397
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	434,397
2d. SIPC Net Operating Revenues	$ 873,675
2e. General Assessment @ .0025	$ 2184.19 (to page 1, line 2.A.)

CONFIDENTIAL